UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Moderna, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

60770K107

(CUSIP Number)

December 6, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60770K107	13G	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Timothy A. Springer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,035,217 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,035,217 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,035,217 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN, OO

CUSIP NO. 60770K107	13G	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). TAS Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,828,850 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,828,850 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,828,850 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 60770K107	13G	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Leukon Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,294,120 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,294,120 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,120 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 60770K107	13G	Page 5 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Chafen Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 912,247 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 912,247 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,247 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 60770K107	13G	Page 6 of 7

ITEM 1(A).	NAME OF ISSUER

Moderna, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

200 Technology Square Cambridge, MA 02139

ITEM 2(A).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is filed by Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), Leukon Investments, LP (“Leukon”) and Chafen Lu (“Dr. Lu”), who are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of Dr. Springer, TAS, Leukon and Dr. Lu is 36 Woodman Road, Newton, MA, 02467.

ITEM 2(C)	CITIZENSHIP

TAS is a Delaware limited liability company; Leukon is a Delaware limited partnership; each of Dr. Springer and Dr. Lu is a citizen of the United States.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Shares of Common Stock, $0.0001 par value per share (the “Shares”).

ITEM 2(E)	CUSIP NUMBER

60770K107

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

The percentages of beneficial ownership stated herein and on each Reporting Person’s cover page to this Schedule 13G are based on a total of 328,948,088 Shares outstanding as of December 11, 2018, upon closing of the Issuer’s initial public offering, as reported in Issuer’s prospectus dated December 6, 2018, filed with the Securities and Exchange Commission on December 7, 2018, pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Final Prospectus”). The cover page to this Schedule 13G for each Reporting Person is incorporated by reference in its entirety into this Item 4.

As of December 11, 2018, the Reporting Persons, in the aggregate, beneficially own 13,035,217 Shares, representing approximately 4.0% of such class of securities.

Dr. Springer is the beneficial owner of a total of 13,035,217 Shares, representing approximately 4.0% of the outstanding Shares and consisting of (i) 10,828,850 Shares held by TAS, (ii) 1,294,120 Shares held by Leukon and (iii) 912,247 Shares held by Dr. Lu. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, Leukon and Dr. Lu, except to the extent of his pecuniary interest therein.

CUSIP NO. 60770K107	13G	Page 7 of 7

TAS is the beneficial owner of a total of 10,828,850 Shares, representing approximately 3.3% of the outstanding Shares. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Leukon is the beneficial owner of a total of 1,294,120 Shares, representing approximately 0.4% of the outstanding Shares. Leukon holds all such Shares directly. LKST, Inc. is the general partner of Leukon and Dr. Springer is the president of LKST, Inc.

Dr. Lu is the beneficial owner of a total of 912,247 Shares, representing approximately 0.3% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

This joint statement on Schedule 13G is filed to clarify that Dr. Springer beneficially owns less than 5.0% of the outstanding Shares. In the Final Prospectus, the Issuer reported that Dr. Spring beneficially owns a total of 17,308,185 Shares, representing approximately 5.3% of the outstanding Shares and consisting of (i) 10,828,850 Shares held by TAS, (ii) 2,272,855 Shares held by The Springer Family Trust (the “Springer Family Trust”) (iii) 2,000,113 Shares held by the Springer-Lu Family 2004 Irrevocable Trust (together with the Springer Family Trust, the “Trusts”), (iv) 1,294,120 Shares held by Leukon and (v) 912,247 Shares held by Dr. Lu. However, Fiduciary Trust Company of New England LLC is the trustee of the Trusts, and Dr. Springer does not, directly or indirectly, have voting power which includes the power to vote, or to direct the voting of, securities held by the Trusts, nor investment power which includes the power to dispose, or to direct the disposition of, securities held by the Trusts. Therefore, Dr. Springer is not deemed to beneficially own the Shares held by the Trusts.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

/s/ Timothy A. Springer
Timothy A Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	Manager

Leukon Investments, LP By: LKST Inc., its General Partner

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	President